CSS | LEGAL GROUP PLLC

CAROL S. SHAHMOON
646 517 4399
CSHAHMOON@CSSLEGALGROUP.COM

1010 NORTHERN BOULEVARD, SUITE 208
GREAT NECK, NEW YORK 11021

September 27, 2016

Via Email (john.millette@db.com) and FedEx
Board of Trustees
Deutsche Multi Market Income Trust
Deutsche Strategic Income Trust
c/o Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108
P.O. Box 390601
Cambridge, Massachusetts 02139

  Re: Shareholder Demand on the Board of KST and KMM

To the Board of Trustees:

  We represent Western Investment, LLC, a significant long-term beneficial owner of shares in each of Deutsche Multi Market Income Trust ("KMM") and Deutsche Strategic Income Trust ("KST," and together with KMM, the "Funds"). We write on behalf of Western Investment to demand that the Board of Trustees of KMM and KST (the "Board")[1] take action to redress the harm set forth below.

  Western Investment is a long-term beneficial owner of a number of closed-end funds in the Deutsche fund complex (in addition to KST and KMM), and since 2008, Western and its affiliates have engaged in or stated their intention to engage in proxy contests with respect to the election of members of the boards of those Deutsche funds and the approval of stockholder proposals on a variety of topics involving governance and management of the Deutsche funds. In response to this shareholder activism, this Board in 2009 adopted a series of entrenching amendments to the KST and KMM bylaws in a self-interested effort to preclude any challenge to the incumbent trustees and to preclude shareholders from electing dissidents to govern the Funds.

  Among those preclusive bylaw amendments was the change in the vote requirement to elect directors, increasing the requirement from a plurality of votes cast at the annual meeting to the votes of a majority of outstanding shares. The trustees knew that it was virtually impossible

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[1] KST and KMM are organized as Massachusetts business trusts. The eleven-member Board also constitutes the board of 103 other portfolios managed by Deutsche.

to achieve this standard in a contested election and, as a result, the incumbents would "hold over" and become entrenched in office.[2] In addition, the board was divided into three classes, giving shareholders the right to vote for only one-third of the board in any election year.

These bylaw amendments interfere with the most fundamental right of shareholders -- to choose Board members to oversee the management of a company. Even when shareholders vote overwhelmingly in favor of an opposition slate, these bylaws will purportedly result in the incumbents, even though they are soundly defeated in the election, to hold their seats for three more years, contrary to the will of the shareholders. For example, in a contested election, if 49% of the outstanding shares were voted and 98% of those votes were cast for a dissident slate, that slate chosen by shareholders would be blocked from being seated on the Board and shareholders would not be permitted to vote on those Board positions for three more years, even though the quorum requirement (of 30%) was more than satisfied. To permit incumbents to be forever entrenched in this way, when shareholders have voted against them, is unreasonable, unconscionable, unfair, and lacking good faith. Per the mandate of proxy and governance advisory firms and Deutsche's own stated policy as to the governance of companies in which it owns shares -- board members should be elected at least annually so that they are held accountable to shareholders.

The bylaw amendments cannot lawfully be applied to block dissidents from joining the Board for a number of reasons. The only purpose of applying these bylaws in a contested election is to manipulate the election machinery to entrench the incumbent trustees, all of whom are obviously self-interested in the application of this vote standard. There was no proper justification, let alone a compelling justification, for adopting them in 2009, or for applying them now in a contested election for trustees of the Funds. In addition, the bylaw amendments, as unilaterally adopted by the trustees, should not be applied as a matter of contract law; they are unreasonable and unconscionable, and in violation of the contractual duty of good faith and fair dealing.

Western Investment has properly nominated four individuals to be elected to the Board at the upcoming joint annual meeting of KST and KMM scheduled for September 30, 2016, and it appears, based on vote counts as of September 26, 2016, that those nominees will have substantially more votes – by a margin of more than two to one - than the incumbents. According to the joint proxy statement of KST and KMM, however, the Board will nonetheless be applying the "majority of the outstanding" vote standard rather than the "plurality" standard in determining which individuals should be seated on the Board. By doing so, the Board will be breaching its fiduciary duties, the trustees' duty of good faith and fair dealing under the trust agreements, and attempting to enforce unconscionable contract terms.

In addition, should the Board permit the incumbents to remain in office due to the "majority of outstanding" bylaw, the Funds would be in violation of the requirement under the

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[2] In uncontested elections, where only the incumbent is running for office, the rules of the stock exchange permit brokers to vote the shares of their clients from whom they do not receive voting instructions, and the brokers generally cast their votes for management. The result is that the number of voting shares far exceeds 50% of the outstanding shares, all of which are voted for the only option on the ballot – the election of the incumbent.

Investment Company Act of 1940 (the "40 Act"),15 U.S.C. § 80a-16(a), which provides that no person shall serve as a director of a registered investment company unless elected by the shareholders. After the votes are counted at the duly called, formally convened 2016 annual meeting, the four incumbents will not be elected and will in fact be rejected by shareholders. Thus, per the 40 Act, they cannot serve. Likewise, Article IV, Section 1(g) of the Agreement and Declaration of Trust of each of KST and KMM, which incorporates the 40 Act requirements, precludes those four incumbents from remaining on the Board as holdovers.[3]

We make this demand pursuant to Mass. Gen. Laws ch. 156D § 7.42 that the Board take action on behalf of the Funds to remedy the corporate governance issues described above, without waiver of our right to assert that the entire Board is self-interested in the issues raised by this demand letter and without waiver of our right to assert direct claims against the Board or the Funds. We expect the Board to consider the merits of this shareholder demand and to assure us that the "majority of outstanding" standard will not be applied to preclude the opposition slate from being seated, should there be a quorum of shareholders represented at the 2016 annual meeting and should the opposition slate get more votes than the incumbents.[4] Furthermore, because the Funds and their shareholders will suffer irreparable injury if the Board were to refuse to seat Board members chosen by shareholders, we request that you respond to this demand immediately and at the latest on Thursday, September 29, 2016, at 10 a.m., one day before the annual meeting will be convened on September 30, 2016.

Sincerely,

Carol Shahmoon

Carol Shahmoon, Esq.

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[3] *See* KMM Amended and Restated Agreement and Declaration of Trust, dated Jan. 9, 1989, as amended effective Feb. 6, 2006; KST Amended and Restated Agreement and Declaration of Trust, dated Apr. 8, 1994, as amended effective Feb. 6, 2006.

[4] To avoid irreparable harm, the Board must apply its remedy to the 2016 annual meeting, whether it is accomplished by treating the "majority of outstanding" standard as invalid or waived or by taking formal action to ensure that the bylaw amendments do not apply in the case of a contested trustee election,